SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission file number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road

Chaoyang District Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

VNET Group, Inc. Announces Amendment to the Agreements Related to 2% Convertible Notes Due 2027

On February 17, 2026, VNET Group, Inc. (“VNET” or the “Company”) announced that the Company had entered into (i) an amendment agreement (the “Convertible Notes Amendment”), dated as of February 13, 2026, by and among the Company and certain investment vehicles of funds managed by Blackstone Tactical Opportunities, as investors (the “Convertible Notes Investors”), pursuant to which the parties agreed to amend and restate the 2% convertible notes due 2027 in an aggregate principal amount of US$250.0 million (such convertible notes, as amended, the “Amended Notes”) that were originally issued by the Company to the Convertible Notes Investors on February 4, 2022 (the “Original Issuance Date”) under certain investment agreement (the “2022 Convertible Notes Investment Agreement”) dated as of January 28, 2022 by and among the Company and the Convertible Notes Investors, (ii) an indenture (the “Indenture”), dated as of February 13, 2026, between the Company, as issuer, and Citibank, N.A., as trustee, governing the Amended Notes and (iii) an amendment agreement (the “Preferred Shares Amendment”), dated as of February 13, 2026, by and among the Company and certain investment vehicles of funds managed by Blackstone Tactical Opportunities, as investors (the “Preferred Shares Investors”), pursuant to which the parties agreed to amend and supplement that certain investment agreement (the “2020 Preferred Shares Investment Agreement”) dated as of June 22, 2020 by and among the Company and the Preferred Shares Investors with respect to an aggregate of 150,000 series A perpetual convertible preferred shares of the Company (the “Preferred Shares”) that were originally issued by the Company to the Preferred Shares Investors on June 26, 2020.

The Amended Notes are the senior, unsecured obligations of the Company. The Convertible Notes Amendment extends the maturity date of the Amended Notes from March 4, 2027 to October 1, 2027 unless earlier repurchased, redeemed or converted prior to such date. The Amended Notes will bear interest at a rate of 2.00% per annum from and including February 13, 2026, payable semi-annually in arrears on April 1 and October 1 of each year. For each US$1,000 principal amount of Amended Notes, the sum of the deferred and unpaid interest and any accrued and unpaid interest from the Original Issuance Date through February 13, 2026 is US$80.50 (the “Initial Accumulated Interest Amount”). Prior to the first transfer by any Convertible Notes Investor of any Amended Notes to a third party other than an affiliate of such Convertible Notes Investor (the “Transfer Event”), interest on the Amended Notes will be deferred by Company (the "Deferred Interest") and added to the Initial Accumulated Interest Amount (the Deferred Interest together with the Initial Accumulated Interest Amount, the “Accumulated Interest Amount”). On any interest payment date following the Transfer Event, the Company will pay interest accrued from the immediately preceding interest payment date in cash.

Following the Transfer Event, holders of the Amended Notes have the right to require the Company to repurchase all or part of their Amended Notes in cash on February 4, 2027 or, subject to certain conditions, in the event of certain Fundamental Changes (as defined in the Indenture), at a repurchase price equal to 100% of the principal amount of the Amended Notes to be repurchased and the Accumulated Interest Amount, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, the Company may redeem all but not part of the Amended Notes in the event of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Amended Notes to be redeemed and the Accumulated Interest Amount, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Each holder of the Amended Notes has the right, at such holder’s option, to convert all or any portion of the Amended Notes together with the Accumulated Interest Amount at any time prior to the close of business on the second scheduled trading day immediately preceding October 1, 2027. The Amended Notes will initially be convertible at a conversion rate of 90.91 American Depositary Shares (the “ADSs”), each representing six Class A ordinary shares, with par value of US$0.00001 per share (the “Ordinary Shares”), of the Company per US$1,000 principal amount of Amended Notes or per US$1,000 Accumulated Interest Amount of Amended Notes, as applicable, which is equivalent to an initial conversion price of US$11.00 per ADS. The Company will settle conversions by paying or delivering, as applicable, cash, ADSs or a combination of cash and ADSs, at the Company’s election, subject to certain restrictions. The conversion rate is subject to adjustment upon the occurrence of certain events. The Company may effect a mandatory conversion of the Amended Notes at its election, if its ADSs equals or exceeds a price threshold of 200% of the conversion price for a specified period, subject to certain conditions.

The Amended Notes will be issued to and deposited with The Depository Trust Company.

The Amended Notes, any ADSs deliverable upon conversion of the Amended Notes and the Ordinary Shares represented thereby have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Under the Convertible Notes Amendment, the parties thereto have agreed that as soon as the Convertible Notes Investors cease to beneficially hold such number of Amended Notes (or ADSs issued upon conversion of any Amended Notes) that represent 68,000,000 Ordinary Shares or more (the “Minimum Shareholding Event”), certain corporate governance rights entitled by the Convertible Notes Investors under the 2022 Convertible Notes Investment Agreement shall be terminated. Under the Preferred Shares Amendment, the parties thereto have agreed that as soon as the Minimum Shareholding event occurs, (i) certain corporate governance rights entitled by the Preferred Shares Investors under the 2020 Preferred Shares Investment Agreement shall be terminated; and (ii) certain transfer restrictions under the 2020 Preferred Shares Investment Agreement that prevented the Preferred Shares Investors from transferring Preferred Shares or ADSs to certain Restricted Persons (as defined in the 2020 Preferred Shares Investment Agreement), subject to certain exceptions to such restrictions, shall be terminated.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of the Board of Directors

Date:  February 17, 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	The amendment dated as of February 13, 2026 to an investment agreement dated as of June 22, 2020, entered into by and among VNET Group, Inc., Vector Holdco Pte. Ltd., BTO Vector Fund ESC (CYM) L.P., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund – FD (Cayman) – NQ L.P.
99.2	The indenture, dated as of February 13, 2026, entered into by and between VNET Group, Inc., as issuer and Citibank, N.A., as trustee
99.3	The amendment dated as of February 13, 2026 to an investment agreement dated as of January 28, 2022, entered into by and among VNET Group, Inc., Vector Holdco Pte. Ltd., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund – FD (Cayman) – NQ L.P.